UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IMPINJ, INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

453204109

(CUSIP Number of Class of Securities’ Common Stock)

Chris Diorio, Ph.D.

Chief Executive Officer

Impinj, Inc.

400 Fairview Avenue North, Suite 1200

Seattle, Washington 98109

Telephone: (206) 517-5300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis	Yukio Morikubo
Michael Nordtvedt	General Counsel
Jeana S. Kim	Impinj, Inc.
Wilson Sonsini Goodrich & Rosati, P.C.	400 Fairview Avenue North, Suite 1200
701 Fifth Avenue, Suite 5100	Seattle, Washington 98109
Seattle, Washington 98104	(206) 517-5300
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$23,526,638	$2,930

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes that options to purchase 1,402,592 shares of common stock of Impinj, Inc. having an aggregate value of approximately $23.5 million as of April 13, 2018 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,930
Form or Registration No.:	Schedule TO
Filing Party:	Impinj, Inc.
Date Filed:	April 18, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Impinj, Inc., a Delaware corporation (“Impinj” or the “Company”), on April 18, 2018, in connection with the Company’s offer to exchange certain options to purchase up to an aggregate of 1,493,358 shares of the Company’s common stock, whether vested or unvested, granted under the Company’s 2016 Equity Incentive Plan, with an exercise price per share equal to or greater than $21.72, that are outstanding at the start of the exchange offer and remain outstanding and unexercised through the expiration of the exchange offer.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange dated April 18, 2018 (the “Offer to Exchange”), the Election Form and the other Disclosure Documents (as defined in the Schedule TO).

The Offer to Exchange, the Election Form, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1.	Page 67 of the Offer to Exchange is amended and supplemented by replacing the last sentence in the first paragraph of the Section titled “5. Withdrawal rights and change of election” with the following sentence:

In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of this Offer, due to certain requirements under U.S. securities laws, if we have not accepted your options by 9:00 p.m., Pacific Time, on June 13, 2018 (which is the 40th U.S. business day following the commencement of the Offer), you may withdraw your options at any time thereafter up to such time as Impinj does accept your properly tendered options.

2.	Page 70 of the Offer to Exchange is amended and supplemented by replacing the third sentence in the first paragraph of the Section titled “6. Acceptance of options for exchange and issuance of new options” with the following sentence:

In addition, as discussed in Sections 9 and 14 of this Offer to Exchange, if your exchanged options were incentive stock options, your new options will be incentive stock options, unless federal tax rules limit this characterization. Likewise, if your exchanged options were nonstatutory stock options, your new options will be nonstatutory stock options.

3.	Page 73 of the Offer to Exchange is amended and supplemented by deleting the first line of text on that page and the four bullet points that follow.

4.	Page 4 of the Election Form and the “Submit My Election” page of the Offer Website are amended and supplemented by adding the following legend under the Section heading “Election Terms & Conditions”:

Impinj does not view the below certifications or acknowledgements made by option holders as a waiver of Impinj’s liability under U.S. federal securities laws and promises not to assert that any such certification or acknowledgement constitutes a waiver of such liability.

Item 12.	Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(J)	Form of Follow-up Email.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IMPINJ, INC.

Dated: May 4, 2018	By:	/s/ Chris Diorio, Ph.D.
	Name:	Chris Diorio, Ph.D.
	Title:	Chief Executive Officer